UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

GT Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36254L100

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

662 N. Sepulveda Blvd., Suite 300, Los Angeles, CA 90049

(310) 331-8485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36254L100

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) Bristol Investment Fund, Ltd. 98-0335509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF

6,619,779*

*in addition to 6,619,779 shares of common stock, Bristol Investment Fund, Ltd. ("BIF") also holds Series J convertible preferred stock and convertible notes which may be converted into shares of common stock of the Issuer only if such conversion does not result in BIF holding more than 9.9% of the Issuer's outstanding shares of common stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

6,619,779*

*in addition to 6,619,779 shares of common stock, Bristol Investment Fund, Ltd. ("BIF") also holds Series J convertible preferred stock and convertible notes which may be converted into shares of common stock of the Issuer only if such conversion does not result in BIF holding more than 9.9% of the Issuer's outstanding shares of common stock

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,619,779

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.36%

12	TYPE OF REPORTING PERSON
CO

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CUSIP No. 36254L100

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) Bristol Capital, LLC 95-4717240

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF

0*

*Bristol Capital, LLC ("BC") holds Series J convertible preferred stock which may be converted into shares of common stock of the Issuer only if such conversion does not result in BC holding more than 9.9% of the Issuer's outstanding shares of common stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

0*

*Bristol Capital, LLC ("BC") holds Series J convertible preferred stock which may be converted into shares of common stock of the Issuer only if such conversion does not result in BC holding more than 9.9% of the Issuer's outstanding shares of common stock

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON
CO

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CUSIP No. 36254L100

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G Amendment No. 14 (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

ITEM 1.

(a)	Name of Issuer:

GT Biopharma, Inc.

(b)	Address of Issuer's Principal Executive Offices:

9350 Wilshire Blvd, Suite 203, Beverly Hills, CA 90212

ITEM 2.

(a)	Name of Person(s) Filing (collectively, the “Reporting Persons”):

Bristol Investment Fund, Ltd. (“Bristol Fund”)

(b)	Address of Principal Business Office, or if None, Residence:
Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 36254L100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bristol Investment Fund, Ltd.:

(a)	Amount beneficially owned: 6,619,779*

 *in addition to 6,619,779 shares of common stock, Bristol Investment Fund, Ltd. ("BIF") also holds Series J convertible preferred stock which may be converted into shares of common stock of the Issuer only if such conversion does not result in BIF holding more than 9.9% of the Issuer's outstanding shares of common stock

(b)	Percent of class: 9.36%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
6,619,779*

 *in addition to 6,619,779 shares of common stock, Bristol Investment Fund, Ltd. ("BIF") also holds Series J convertible preferred stock and convertible notes which may be converted into shares of common stock of the Issuer only if such conversion does not result in BIF holding more than 9.9% of the Issuer's outstanding shares of common stock

	(ii)	Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of
6,619,779*

*in addition to 6,619,779 shares of common stock, Bristol Investment Fund, Ltd. ("BIF") also holds Series J convertible preferred stock and convertible notes which may be converted into shares of common stock of the Issuer only if such conversion does not result in BIF holding more than 9.9% of the Issuer's outstanding shares of common stock

	(iv)	Shared power to dispose or to direct the disposition of

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(ii) Bristol Capital, LLC:

(a)	Amount beneficially owned: 0*

 *Bristol Capital, LLC ("BC") holds Series J convertible preferred stock which may be converted into shares of common stock of the Issuer only if such conversion does not result in BC holding more than 9.9% of the Issuer's outstanding shares of common stock

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
0*

 *Bristol Capital, LLC ("BC") holds Series J convertible preferred stock which may be converted into shares of common stock of the Issuer only if such conversion does not result in BC holding more than 9.9% of the Issuer's outstanding shares of common stock

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of 0*

 *Bristol Capital, LLC ("BC") holds Series J convertible preferred stock which may be converted into shares of common stock of the Issuer only if such conversion does not result in BC holding more than 9.9% of the Issuer's outstanding shares of common stock

	(iv)	Shared power to dispose or to direct the disposition of

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATIONS.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2020
(Date)

/s/ PAUL KESSLER
(Signature)

Paul Kessler, Director
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto (such Schedule 13G and any amendment thereto being referred to herein as a "Statement") may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Oxis International, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 1, 2020.

BRISTOL INVESTMENT FUND, LTD.

/s/ Paul Kessler

Title: Director

BRISTOL CAPITAL, LLC

/s/ Paul Kessler

Title: Manager

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